                        1934 Act Registration No. 1-14700

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2004

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                              No. 8, Li-Hsin Rd. 6,
                              Hsinchu Science Park,
                                     Taiwan
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F    X                           Form 40-F
                      -------                                  -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes                                            No    X
                -------                                       -------

(If "Yes" is marked, indicated below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82:        .)
                                      --------

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                 Taiwan Semiconductor Manufacturing Company Ltd.


Date: April 7, 2004              By  /s/  Lora Ho
                                    ----------------------------------
                                    Lora Ho
                                    Vice President & Chief Financial Officer

               TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

This is to report the amount of common shares bought back by TSMC from the Taiwan Stock Exchange from March 24 to April 6, 2004.

------------------------------------------------ ----------------- ----------------- -----------------
    Date(s)                                        03/24/2004 -      03/31/2004 -      04/06/2004
                                                   03/29/2004        04/02/2004
------------------------------------------------ ----------------- ----------------- -----------------

 Number of common shares bought back                    8,067,000          6,685,000         7,000,000
------------------------------------------------ ----------------- ----------------- -----------------
 Value of common shares bought back                NT$477,168,533     NT$397,654,369    NT$434,271,246
------------------------------------------------ ----------------- ----------------- -----------------
 Average buyback price per share                         NT$59.15           NT$59.48          NT$62.04
------------------------------------------------ ----------------- ----------------- -----------------
 Accumulative number of shares bought back              8,067,000         14,752,000        21,752,000
------------------------------------------------ ----------------- ----------------- -----------------
 Percentage of accumulative shares bought back
 to total outstanding common shares                         0.04%              0.07%             0.11%
------------------------------------------------ ----------------- ----------------- -----------------

Note: The Company is required by the ROC Securities and Futures Commission to make a public announcement whenever accumulative shares repurchased exceed NT$300,000,000 in value.